EXHIBIT 12.1

NEWPAGE CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In millions of dollars)

	Predecessor			Successor			Pro forma Year ended Dec. 31, 2007
	Year ended December 31,		Period from Jan. 1 to April 30, 2005	Period from May 1 to Dec. 31, 2005	Year ended December 31,
	2003	2004			2006	2007
Earnings (loss):
Pre-tax income (loss) before income (loss) from equity investee	$(119)	$(308)	$(7)	$(72)	$(20)	$(4)	$(92)
Interest and debt expense	10	9	21	111	146	154	303
Portion of rental expense deemed to be interest*	6	6	2	4	7	5	8
Distributed income of equity investee	12	12	2	8	—	—	—

Total earnings (loss)	$(91)	$(281)	$18	$51	$133	$155	$219

Fixed charges:
Interest and debt expense	$10	$9	$21	$111	$149	$154	$303
Portion of rental expense deemed to be interest*	6	6	2	4	7	5	8

Total fixed charges	$16	$15	$23	$115	$156	$159	$311

Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Deficiency in earnings necessary to cover fixed charges	$(107)	$(296)	$(5)	$(64)	$(23)	$(4)	$(92)

*	Portion of rental expense deemed to be interest represents one-third of total rent expense, which management believes is a reasonable approximation of the interest factor.